April 15, 2010	Standard & Poor’s Listed
For Immediate Release	SEC 20-F Statement Filed

NEWS RELEASE

GREAT PANTHER REPORTS FIRST QUARTER PRODUCTION

GREAT PANTHER SILVER LIMITED (TSX: GPR; the “Company”) is pleased to report first quarter 2010 production results from its two wholly-owned Mexican silver mining operations, Guanajuato and Topia. Metal production was 526,949 silver equivalent ounces (1) (“Ag eq oz”), a 10% increase over the first quarter of 2009, but 16% down compared to the previous quarter ended December 31, 2009. It includes: 357,131 silver ounces (“Ag oz”), 1,598 gold ounces (“Au oz”), 640,200 lbs of lead, and 760,640 lbs of zinc.

First Quarter (“Q1”) 2010 highlights include:

  Metal production of 526,949 Ag eq oz, an increase of 10% from Q1 2009.

  Gold production of 1,598 Au oz, an increase of 26% from Q1 2009.

  Silver production of 390,026 Ag oz, an increase of 7% from Q1 2009.

  Record production of 211,129 Ag eq oz at Topia, an increase of 25% from Q1 2009.

  Highest metallurgical silver recovery to date of 86.1% at Guanajuato.

  New mobile equipment being acquired at both mines is expected to lead to mining efficiencies thereby increasing production by the second half of 2010.

  Exploration drilling programs underway at Guanajuato and Topia and updated resource estimates anticipated for both mines by the fourth quarter of 2010.

(1) 2010 silver equivalents are established using prices of US$1,000/oz Au, US$16/oz Ag, US$0.80/lb Pb and Zn.

Robert Archer, Great Panther’s President & CEO, commented “We are very pleased to see the strong performance at Topia in the first quarter. Grades remain robust and the arrival of new equipment continues to have a positive impact on the operations. At Guanajuato, the decrease from last quarter’s record high production is considered to be temporary and was due to the three principal production areas passing through lower grade pockets concurrently. With new underground equipment being added and successful exploration being anticipated, the initial shortfall is expected to be recovered through the balance of the year”

Guanajuato Mine

The Guanajuato mine recorded a solid quarter, although ore grades were lower than anticipated, resulting in lower metal production compared to the record breaking fourth quarter of 2009. Metal production totaled 225,030 oz Ag and 1,453 oz Au, or 315,820 Ag eq oz. The ore processed totaled 34,912 tonnes with an average grade of 233g/t Ag and 1.51g/t Au.

The quality of ore was lower due to a combination of lower grades from the Cata, Los Pozos and Santa Margarita veins. Detailed diamond drilling of the Cata orebody at the 490 level has confirmed the overall grades, but a temporary period of lower grades will be experienced until stoping reaches the higher grade areas later in the second quarter. The recently-discovered Los Pozos and Santa Margarita veins are still being explored as development is underway, and it was found that parts of the vein structures were of lower than average grade. Further diamond drilling is being carried out to better define both orebodies.

Mining of the Cata Clavo continued on the 490 and 470 levels, where development was undertaken on the Veta Madre and Alto 1 veins and stoping continued from the 460 level. Cata production, which averaged 235 tonnes per day, represented 50% of the total Guanajuato production with estimated grades of 232g/t Ag and 1.1g/t Au.

Mining at Guanajuatito focused on the North Zone. Stoping from the 50 level was completed during the quarter and continues from the 80 level. Ore production averaged 65 tonnes per day at grades of 224g/t Ag and 1.7g/t Au.

At Rayas, development focused on recent discoveries - the Los Pozos and Santa Margarita vein structures. Mining of Los Pozos continued on the 298 and 310 levels and increased to 90 tonnes per day grading 319g/t Ag and 1.3g/t Au. A new single-boom electric-hydraulic drill jumbo has been introduced in this mining area which will enable development and stoping to advance more quickly.

The gold-rich Santa Margarita vein continued to be explored by ramp development below the 390 level. Ore grades were somewhat lower for a small section of the vein being mined during January and February. However, the average grade of ore improved to 18g/t Au for March. Guanajuato gold production will increase as this vein is developed further.

Diamond drilling to explore for extensions of, and better define, the Cata Clavo, around and below the 490 level, was completed and data from this drilling is being used to guide production mining. Diamond drilling is also in progress to define and explore the Los Pozos structure between the 275 and 345 levels.

An extensive exploration drill program was initiated to explore the deeper extensions of the Rayas structures including the Santa Margarita vein and results will be published from the first set of drillholes in the near future.

Plant performance at Guanajuato improved again with silver recovery at an all-time high of 86.1% . Gold metal recovery, at 85.5%, was also very satisfactory. A senior metallurgical consultant visited the plant, reviewed current progress and plans for future improvements, and initiated further testwork. The improved performance was a direct result of changes in the crushing circuit to produce a finer mill feed and the installation of a second cyclone to replace the second of three screw classifiers. It is expected that plant metallurgical performance will continue to improve throughout 2010.

Some of the newly acquired underground mobile equipment was received including the first of three single-boom, electric-hydraulic jumbos, a scissor-lift utility truck and a 4-yard Scooptram loader. All equipment is being dismantled and lowered through the Rayas shaft to be reassembled in the mine, and others are scheduled for delivery in the second quarter. It is expected that the full impact of the new equipment will be experienced in the second half of 2010.

Topia Mine

Topia achieved record metal production of 132,101 oz of silver, 145 oz of gold, 640,200 lbs of lead, and 760,640 lbs of zinc from milling 9,745 tonnes of ore. This equates to 211,129 Ag eq oz, which is the highest ever and 25% higher than Q1 2009. Ore grades averaged 459g/t Ag, 0.63g/t Au, 3.20% Pb and 3.91% Zn.

Ore was mined from twelve separate small mines. Production from the San Gregorio and El Rosario veins contributed more than one third of the silver production and new exploratory development on the San Gregorio vein was successful.

New underground mobile equipment was acquired including three one-yard loaders and one seven-tonne haulage truck. These units have been introduced to the mine and will facilitate further improved production from the Argentina and Don Benito veins. Two, two-yard loaders and a single-boom electric-hydraulic drill jumbo are expected to be delivered in the second quarter.

The plant performance remained satisfactory with metal recoveries of 91.8% for Ag, 72.9% for Au, 93.2% for Pb and 90.3% for Zn compared to the records of 91.6% for Ag, 83.9% for Au, 94.5% for Pb, and 90.4% for Zn in the previous quarter. In addition to processing the 9,745 tonnes from the Company’s mines, 2,060 tonnes were custom milled for a local miner, thereby increasing revenue and keeping unit costs down.

A new surface diamond drill program, comprising 6,000 metres, was initiated to extend the mining potential of known veins and explore other veins. Results from the initial part of this program are expected during this quarter.

Outlook

Great Panther Silver has initiated its new strategy to accelerate production with increases of 20% per year to 3.8 million Ag eq oz by 2012. New equipment is being delivered to the mines and exploration drill programs are underway. The impact of the new equipment is expected to enable continuous production improvements throughout 2010 and exploration drill results will be used to estimate new resources to support the new growth strategy.

Robert F. Brown, P.Eng. and Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer
President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com